FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

Sprint 6100 Sprint Parkway, Overland Park, Kansas 66251 Office: (913) 794-1427 Email: stefan.schnopp@sprint.com	Stefan K. Schnopp Vice President and Corporate Secretary Securities, Finance, and Governance

October 15, 2019

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Telecommunications

Re:	Sprint Corporation

Form 10-K for Fiscal Year Ended March 31, 2019

Filed May 29, 2019

File No. 001-04721

Ladies and Gentlemen:

Sprint Corporation, a Delaware corporation (“Sprint,” the “Company,” “we,” “our” or “us”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 17, 2019 with respect to our Form 10-K for fiscal year ended March 31, 2019, filed May 29, 2019 (the “Form 10-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Please be advised that we are requesting confidential treatment pursuant to the Commission’s Rule 83, 17 C.F.R. § 200.83, with respect to portions of the responses to comment number 2 and comment number 3 (the “Confidential Portions”). Such responses are being provided to the Commission in their entirety in hard copy under separate cover along with the request for confidential treatment. Please note the version of this letter filed via EDGAR omits the Confidential Portions included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

Form 10-K for Fiscal Year Ended March 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Network, page 31

1.

You disclose on page 32 that you believe you are well-positioned with spectrum holdings and that your holdings will allow you to introduce 5G in parallel with 4G service over the same 2.5 GHz spectrum band, supporting the early introduction of 5G devices without disrupting the capacity needed to support 4G users. You also indicate that the

Securities and Exchange Commission

October 15, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

introduction of 5G technologies are expected to continue to enhance the customer experience and improve network performance for both voice and data services, especially in the geographic areas where 5G will be provided. These statements appear to conflict with your recent disclosures in your April 15, 2019 FCC public interest statement, where you state:

•

“Sprint has an unfixable lack of sufficient low-band spectrum. Sprint’s spectrum problem is unfixable because there is no low-band spectrum available for purchase, and none is expected to be available in the near term that could help Sprint as it builds out a 5G network”; and

•

“The move to 5G will only exacerbate Sprint’s network consistency problems because Sprint will not have any low band spectrum deployed for 5G. As a result, the change in customer experience as customers drop off its 5G network down to LTE will be even more pronounced, and more frustrating, for Sprint’s customers”.

Please reconcile these seemingly conflicting statements.

Response:

We respectfully submit that the disclosure in the Form 10-K and the statements made in the April 15, 2019 FCC public interest statement are not in conflict. As discussed more fully below, the basic premise underlying the statements that Sprint has made regarding its network in the context of the merger with T-Mobile is that while each of Sprint and T-Mobile has begun to offer 5G service, neither standalone company would be able to offer 5G services that would be comparable in performance to the merged company. This expectation is a fundamental rationale for the proposed merger transaction, because the combined company will be able to offer a better 5G network by utilizing complementary network assets. The resulting network will allow the combined company to be a much stronger competitor to AT&T, Verizon, and other carriers than either Sprint or T-Mobile would be on its own. However, while the merger has not been consummated, Sprint has begun deploying its own 5G services utilizing the spectrum that it has available for this purpose, and, as discussed below, has previously disclosed in the Form 10-K the advantages and disadvantages of the network for deployment of 5G services.

Securities and Exchange Commission

October 15, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

Sprint launched 5G in select cities in the first half of 2019.1 While Sprint plans to continue to invest in its network during the next few years, as Sprint disclosed on page 32 of the Form 10-K under the caption Business Strategies and Key Priorities within MD&A, “many of the underlying service quality, scale, and financial challenges to expansion of its 5G offerings are expected to remain.” While Sprint has some low band spectrum, it does not have a sufficient amount of spectrum to expand its 5G network outside of metro areas. Sprint plans to build its 5G network on 2.5 GHz spectrum by gradually deploying 5G-capable radios using Sprint’s 2.5 GHz spectrum on a subset of its cell sites. Once 5G-compatible equipment is in place and activated, customers in the select cities will have access to Sprint’s 5G network if they are in range of a cell site that has been equipped with a 5G radio supported by available 2.5 GHz spectrum and have a 5G-capable device. As more and more sites are 5G-enabled, metro customers will be able to have an increasing percentage of their mobile experiences on 5G rather than on LTE or 3G. However, even as Sprint continues to build 5G in a number of additional cities throughout the country, the Company’s current 5G build plans will result in coverage that is limited to major cities and the surrounding areas. Connecting highways and rural areas will not be covered because of Sprint’s lack of low band spectrum, which Sprint acknowledges by noting certain challenges with respect to its roll out of 5G on page 32 of the Form 10-K under the caption Network, stating that “Sprint’s ability to expand [its] 5G network build plan may be limited by its financial resources, lack of scale and access to low-band spectrum.” As Sprint discloses on page 31 of the Form 10-K under the caption Business Combination Agreement within MD&A, “. . .as a result of the Merger Transactions, [the combined company] is expected to be able to rapidly launch a nationwide 5G network, accelerate innovation and increase competition in the U.S. wireless, video and broadband industries.” If the merger transaction with T-Mobile is not completed, the expectation is that Sprint will be unable to deploy a nationwide metro and rural 5G network consistent with the referenced disclosures. For emphasis of that issue, Sprint will enhance its disclosure in future filings beginning with its Form 10-Q for the quarter ended September 30, 2019, under the sub-caption Network within MD&A, by including the following sentence:

“Sprint’s ability to expand its 5G network footprint outside of metro areas will be limited by its financial resources, lack of scale and access to low-band spectrum.”

[1]	The launch of 5G in select cities is described on page 41 of Sprint’s Form 10-Q for the quarter ended June 30, 2019 under the caption Business Strategies and Key Priorities within MD&A.

Securities and Exchange Commission

October 15, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

The FCC public interest statement reflects the expectation that Sprint’s standalone 5G network will be geographically limited due to both Sprint’s limited current network footprint on which to build 5G sites and the cost of utilizing 2.5 GHz spectrum for 5G. As disclosed on page 32 of the Form 10-K under the sub-caption Network within MD&A, if the merger transaction with T-Mobile is not completed, Sprint’s “ability to provide a nationwide network capable of competing effectively with other competitors in the wireless industry will depend on [its] access to, and deployment of, adequate low-band spectrum.” Sprint expects that it will not be able to deploy a nationwide 5G network on the same scale and on the same timeline as the combined company. Consistent with the statements that the Staff has referred to in the FCC public interest statement, Sprint’s Risk Factors disclosure on page 19 of the Form 10-K provides the following:

“If we are unable to access or acquire additional spectrum to increase capacity or to deploy the services subscribers desire on a timely basis or at acceptable costs while maintaining network quality levels, our ability to attract and retain subscribers could be adversely affected, which would negatively impact our operating results. If the Merger Transactions are not completed, our ability to provide a nationwide 5G network capable of competing effectively with other competitors in the wireless industry will depend on our access to, and deployment of, adequate low-band spectrum that we do not currently have and that we may not be able to obtain in the future on a timely basis given the lack of low-band spectrum available for purchase, or at acceptable costs.”

For emphasis of the impact to Sprint of the lack of access to low band spectrum, Sprint will revise the above Risk Factor in its future filings beginning with its Form 10-Q for the quarter ended September 30, 2019 by adding the following sentence:

“Without access to additional low band spectrum or additional financial resources, Sprint will have limited ability to provide a 5G network outside of metro areas.”

While each of Sprint and T-Mobile have begun to offer 5G services, Sprint has consistently disclosed to investors that the performance characteristics of the network that a combined Sprint/T-Mobile would offer would exceed the performance of either carrier’s standalone 5G network. Sprint further states in Risk Factors disclosure on page 19 of the Form 10-K that if the merger transaction is not completed, it “will continue to be limited in [its] ability to compete effectively in the 5G era [and will] continue to lack the network, scale and financial resources of other competitors in, and other companies that have more recently begun providing, wireless services.”

Accordingly, we are respectfully of the view that Sprint’s disclosures in its filings with the Commission and other investor communications are consistent with the statements in the FCC public interest statement that are noted in the Staff’s comment, but Sprint will make the aforementioned enhancements to its disclosures.

Average Monthly Service Revenue per Subscriber and Subscriber Trends, page 38

Securities and Exchange Commission

October 15, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

2.

You disclose in footnote 1 on page 40 that a subscriber is defined as an individual line of service associated with each device activated by a customer. Please revise to quantify the extent to which your March 31, 2019 end of period subscriber count included lines that had been activated but are not being actively used.

Response:

In response to your inquiry, Sprint respectfully submits that disclosure of subscribers who generate revenue is more relevant to users of our financial statements than whether subscribers are actively using our network. Accordingly, we point the Staff to footnote 10 on page 40 following the subscriber results table within our Form 10-K. In that footnote we make the following disclosure:

“(10) Subscribers through some of our mobile virtual network operator (MVNO) relationships have inactivity either in voice usage or primarily as a result of the nature of the device, where activity only occurs when data retrieval is initiated by the end-user and may occur infrequently. Although we continue to provide these subscribers access to our network through our MVNO relationships, approximately 3,009,000 subscribers at March 31, 2019 through these MVNO relationships have been inactive for at least six months, with no associated revenue during the six-month period ended March 31, 2019.”

As noted within the subscriber table on page 40, these subscribers are included in the end of period subscriber count for the “wholesale and affiliates” category. Generally, “wholesale and affiliate” subscribers are served through MVNO and affiliate relationships and other arrangements. Under the MVNO relationships, wireless services are sold by Sprint to other companies that resell those services to subscribers typically based on per minute and/or per megabyte of data usage. In other words, Sprint generates no revenue from the inactive subscribers disclosed in footnote 10. However, Sprint continues to include these subscribers in subscriber counts as it is generally up to the third-party reseller to deactivate a subscriber according to their own deactivation policies and until they do so, the subscriber can access Sprint’s network. As a result of these relationships and in an effort to provide appropriate transparency, footnote 10 discloses the number of wholesale and affiliate subscribers as of March 31, 2019 that have been inactive for the past six months and for which no associated revenue was recognized.

[*****]. However, unlike the wholesale and affiliate subscribers described above, these are customers that have active service plans with Sprint for which we continue to bill and collect for services rendered, subject to customary periods during which customers are suspended because of non-payment for services, and as a result they generate revenue that is included in the calculation of average revenue per user (ARPU). ARPU is a key metric for wireless service providers and it is disclosed externally in our Annual Report on Form 10-K and Quarterly

Securities and Exchange Commission

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

Reports on Form 10-Q. Although these subscribers are inactive, they are billed for service irrespective of the amount of network usage they consume. Moreover, prepaid subscribers are those that by definition prepay for services that they intend to use in the future and, accordingly, generate revenue for Sprint, subject to the Company’s customary deactivation policy as outlined on page 42 of the Form 10-K.

Accordingly, we respectfully believe that our current disclosure of total inactive wholesale subscribers is the most useful and relevant information for investors. As noted previously, Sprint believes that the more important consideration for users of our financial statements is whether revenue is generated from a subscriber. As discussed above, we disclose the number of subscribers through some of our MVNO relationships that have been inactive for at least six months because Sprint only generates revenue on these subscribers based on usage. We, therefore, are of the view that Sprint’s existing disclosures provide investors with the relevant information regarding inactive subscribers.

3.

In footnote 11 on page 40, you disclose that 115,000 wholesale subscribers were removed from the subscriber base with no impact to revenue. Please tell us how you identify these customers and the types of circumstances that led them to be included in the subscriber base despite no contributions to revenue.

Response:

As discussed in the response to comment number 2, generally, “wholesale and affiliate” subscribers are served through mobile virtual network operator (MVNO) and affiliate relationships and other arrangements. Under the MVNO relationships, wireless services are sold by Sprint to other companies that resell those services to subscribers.

In this particular instance, these wholesale subscribers are related to our connected vehicle program, an immaterial arrangement generating less than [*****] of revenue per quarter, which is billed by an external vendor. In the first quarter of fiscal year 2018, we noted an unexpected increase in activations that warranted further research, which required us to request and obtain information from the vendor, which has control of the billing system as is customary in these immaterial arrangements. New vehicles have initial service packages paid for by the automaker, which are included in our subscriber counts because we receive upfront cash consideration for our services. Used vehicles, however, should be included in our subscriber count only if the end user purchases a service package. After investigating the matter, we discovered that our external vendor had incorrectly included used vehicles in the subscriber count we received for which the end user had not purchased services. Upon quantifying this error, we removed the non-revenue generating used vehicles from our wholesale and affiliate subscriber counts. This was a unique circumstance involving an arrangement with an automaker, where both the error and the total number of subscribers impacted were immaterial.

Securities and Exchange Commission

October 15, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

4.

In your April 15, 2019 FCC public interest statement, you stated “Sprint’s postpaid net additions recently have been driven by “free lines” offered to Sprint customers and the inclusion of less valuable tablet and other non-phone devices, as well as pre to post migrations that do not represent “new” Sprint customers...While these public statements and the individual metrics cited are all accurate, they are incomplete and none are a substitute for a realistic analysis of the key factors that are most probative of Sprint’s overall competitive position and prospects”. Please address the following:

•	Describe the ways in which the subscriber metrics provided in your Form 10-K are incomplete.

•	Tell us the specific disclosures in your Form 10-K that provide an analysis of the “key factors that are most probative of Sprint’s overall competitive position and prospects”.

Please explain the extent to which there are other metrics used by management to analyze the business that might be useful for investors to gain a more accurate view of relevant trends affecting the Company’s liquidity, financial position, and results of operations. Please refer to Item 303(a) of Regulation S-K and the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Response:

As is discussed more fully below, we respectfully submit that the subscriber metrics provided in the Form 10-K are not incomplete. Specifically, the statement noted above that certain metrics may not be adequate substitutes for a realistic analysis of key factors relating to Sprint’s business related to actions by certain third parties who emphasized isolated statements taken from Sprint’s Commission filings and other disclosures without providing the broader context.2 The statement was not intended to infer that metrics provided in Sprint’s Commission filings are incomplete.

[2]

See the paragraph preceding the excerpt from the FCC public interest statement cited in the Staff’s comment, which states that “Sprint’s public documents, including SEC filings and financial press releases, identify substantial and persistent commercial risk factors, including specifically with respect to Sprint’s network quality, subscriber gains and losses, and its competitive situation… Sprint appreciates that isolated excerpts from public statements on which others have seized can be used to suggest that Sprint is doing well and is on an upward trajectory.” (emphasis added)

Securities and Exchange Commission

October 15, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

In accordance with Item 303(a)(3)(ii) of Regulation S-K, the Form 10-K provides disclosure under the caption Wireless Segment Earnings Trends within MD&A as to the known trends and uncertainties related to the impact to Sprint’s postpaid net additions. Consistent with the Commission’s interpretive guidance in Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (Dec. 19, 2003), we have considered the impact of each of the key variables and other factors on Sprint’s postpaid net additions and the resulting disclosure provides important context to the effects of material changes to Sprint’s customer base during the period presented. Further, the statement from the FCC public interest statement that is noted in the Staff’s comment was intended to highlight the need to consider the metrics in the broader context of Sprint’s competitive position and business challenges that the merger with T-Mobile are intended to address, which the third parties noted in the FCC public interest statement had not. In addition to the disclosures noted above in our response to comment number 1, Sprint disclosed on page 36 of the Form 10-K under the sub-caption Wireless Segment Earnings Trends within MD&A that Sprint “began to experience net losses of postpaid handset subscribers in mid-2013” and that “[w]hile postpaid handset subscribers generally have stabilized, [Sprint] experienced a decline in subscribers from fiscal year 2017 to fiscal year 2018.” Similarly, with respect to retail postpaid subscriber results, the Form 10-K also provides metrics within the appropriate context, including as follows under the sub-caption Subscriber Results within MD&A:

“The increase in net postpaid subscriber additions for the fiscal year ended March 31, 2019 compared to March 31, 2018 is primarily due to an increase in additions of other data devices and non-Sprint branded retail postpaid phones, partially offset by an increase in postpaid phone churn driven by subscribers exiting multi-line introductory promotional offers, competitive pressures and network-related churn. Marketing efforts by other wireless carriers, including price reductions, to incent subscribers to switch carriers also negatively impact churn, which has a negative effect on earnings. The primary driver for the net postpaid subscriber additions in the years ended March 31, 2018 and 2017 was our promotional plan offerings launched during the year.”

Risk Factors disclosure provided in the Form 10-K also describes the business challenges faced by Sprint. On page 18 of the Form 10-K under the sub-caption Business Risks, Sprint states as follows:

“We have experienced difficulty in attracting and retaining profitable wireless customers. For example, our postpaid churn rate has increased nearly twenty basis points since the beginning of fiscal year 2018; this churn rate is the highest among major carriers and almost double that of AT&T, Verizon and T-Mobile. Furthermore, from January 1, 2008 through March 31, 2019, we have experienced an aggregate net decrease of approximately 9.9 million subscribers in our total retail postpaid subscriber base.”

Securities and Exchange Commission

October 15, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

The risk factor referenced above also describes many of the trends that are expected to have an ongoing negative impact on Sprint’s business, including the following:

•

“Many of our competitors have significant size and scale advantages that enable them to spread [. . .] fixed costs over significantly larger subscriber bases. If we are unable to maintain a sufficiently large subscriber base necessary to support the needs of a competitive nationwide wireless network and the associated high costs, our business, financial condition and results of operations may be adversely affected. Increased churn would further exacerbate this risk in the 5G era as we continue to make significant investments in our existing network for 5G.”

•

“We continue to see aggressive customer acquisition efforts by our competitors. For example, most service providers, including us, are offering wireless service plans without any long-term commitment and wireless service plans or devices with promotional pricing terms, such as buy one device, get one free and discounted lines for new qualifying customers. Furthermore, some service providers are reimbursing contract termination fees, including paying off the outstanding balance on devices, incurred by new customers in connection with such customers terminating service with their current wireless service providers. Aggressive promotional activities such as those described above could continue to negatively affect our ability to retain subscribers and could lead to a further increase in our churn rates if we are not successful in providing an attractive product, price and service mix, which could adversely affect our operating results. In addition, the loss of customers upon expiration of their promotional pricing plans could adversely affect our operating results.”

•

“We expect to continue to incur expenses such as the reimbursement of subscriber termination fees and other subscriber acquisition and retention expenses to attract and retain subscribers, but there can be no assurance that our efforts will generate new subscribers or result in a lower churn rate. Subscriber losses and a high churn rate could adversely affect our business, financial condition, and results of operations because they result in lost revenues and cash flow.”

•

“[. . .] [W]e and our competitors continue to gain a greater proportion of new subscribers from each other’s existing subscriber bases rather than from first-time purchasers. To the extent we cannot compete effectively for new subscribers or if we attract more subscribers that are not creditworthy, our revenues and results of operations could be adversely affected.”

Securities and Exchange Commission

October 15, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

We believe that the metrics disclosed in the Form 10-K supplementally provide investors with the material information necessary for an understanding of Sprint’s liquidity, financial position, and results of operations as contemplated by Item 303(a) of Regulation S-K. For liquidity, management looks at the relevant drivers of operating cash flow and free cash flow, as well as available liquidity and debt maturity schedules, all of which are provided in our Consolidated Financial Statements (other than free cash flow, which is disclosed in other investor communications). For financial results, management looks at service revenue, equipment sales, equipment rentals and operating expense line items, which can be found under Item 6, Selected Financial Data. Lastly, our MD&A disclosure regarding our results of operations focuses on several key performance indicators including wireless and wireline segment earnings, quarterly net subscriber additions/losses, subscriber churn rate and average revenue per user that by its nature incorporates service revenue and average number of subscribers, all of which are externally reported on a quarterly basis.

Liquidity and Capital Resources, page 52

5.

Your FCC public interest statement dated April 15, 2019 includes several negative statements about Sprint’s liquidity and ability to continue as a stand-alone company that do not seem to be addressed in your liquidity discussion on page 52. For example:

•	“Despite minor improvements in a few financial metrics relative to its own historic performance, Sprint is not performing well when compared to other wireless companies.”

•

“Sprint is in a perilous condition, with limited ability to extricate itself through means (such as continued aggressive pricing) within its own control....Poor network quality, customer losses and challenge to generate free cash flow have only become more pronounced in the year following the announcement of the [T-Mobile] deal.”

•

“[Sprint’s] overall commercial health is poor and declining. Sprint is highly leveraged and is not generating sufficient cash flow to service and support its debt at the same time as investing adequately in its business.”

•

“Sprint does not generate sufficient cash to fund its network and operations, and free cash flow has been overwhelmingly negative. When Sprint has invested in its network, its free cash flow has been negative. Indeed, free cash flow has only been positive when Sprint has cut network spending to a fraction of what their competitors invest in their networks.”

•

“Sprint faces an impending “liquidity wall” as debt maturities for FY2019-2021 were $14.7 billion as of year-end 2018—an amount nearly as great as what Sprint plans to spend in capex in the same time period under its plan of record and even greater than the liquidity available to fund its short-term operations.”

Securities and Exchange Commission

October 15, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

Please tell us how you determined that your MD&A accurately reflects the severity of these known trends and uncertainties described in your FCC public interest statement. Please refer to Item 303(a) of Regulation S-K.

Response:

We respectfully submit that the MD&A disclosure in the Form 10-K is consistent with the description of Sprint’s liquidity and ability to invest in its network as a stand-alone company as described in the April 15, 2019 FCC public interest statement. In accordance with Item 303(a) of Regulation S-K, Sprint included disclosure on page 52 of the Form 10-K under the caption Liquidity and Capital Resources, which provides that Sprint does not generate sufficient cash flow to fund its network and operations, stating as follows:

“To maintain an adequate amount of available liquidity and execute our current business plan, which includes, among other things, network deployment and maintenance, subscriber growth, data usage capacity needs and the expected achievement of a cost structure intended to improve profitability and to meet our long-term debt service requirements and other significant future contractual obligations, we will need to continue to raise additional funds from external sources. If we are unable to obtain external funding, continue to operationalize the most effective cost structure, or are not successful in attracting valuable subscribers such as postpaid handset subscribers, our operations could be adversely affected, which may lead to defaults under certain of our borrowings.”

Similar disclosure can also be found on page 55 of Sprint’s Form 10-Q for the quarter ended June 30, 2019. Further, the above-referenced section also plainly describes how Sprint is at risk of falling out of compliance with its financial covenants and of being unable to meet its debt service obligations, disclosing that there is also no assurance that Sprint would be able to obtain appropriate waivers or amendments of its credit facilities or refinance borrowings, or to seek funding from other external sources. In addition, Risk Factors disclosure on pages 19 and 20 of the Form 10-K states that Sprint’s “[. . .] high debt levels and debt service requirements are significant in relation to [its] declining revenues and negative free cash flow, which may reduce [its] ability to respond to competition and economic trends in [its] industry or in the economy generally,” that such indebtedness “[. . .] may have an adverse effect on [Sprint’s] business by reducing cash available for operations and further place [Sprint] at a competitive disadvantage compared to [its] competitors” and “[. . .] may also limit [Sprint’s] financing options, including as a result of market sentiment and the restrictions placed on certain of [Sprint’s] assets in [its] financing transactions.”

Securities and Exchange Commission

October 15, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

As reflected in the discussion provided above in response to comment number 1, the public interest statement and Sprint’s MD&A disclosure, as well as Risk Factors disclosure, clearly state that Sprint faces ongoing challenges to its business operations and ability to remain competitive with industry leaders. We anticipate that the merger with T-Mobile will allay many of these challenges, in large part by allowing the combined company to offer a network with both broader geographic coverage and greater capacity than either Sprint or T-Mobile could practicably offer on its own.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 913-794-1427 or stefan.schnopp@sprint.com.

Very truly yours,

/s/ Stefan K. Schnopp
Stefan K. Schnopp, Vice President, Legal and
Corporate Secretary

cc:	Lisa Etheredge, Senior Staff Accountant, Securities and Exchange Commission

Robert S. Littlepage, Accountant Branch Chief, Securities and Exchange Commission

Michel Combes, President and Chief Executive Officer, Sprint Corporation

Andrew Davies, Chief Financial Officer, Sprint Corporation

Paul Schieber, Jr., Vice President and Controller, Sprint Corporation

Jorge Gracia, Chief Legal Officer, Sprint Corporation

Christina Sternberg, Chief Administrative Officer, Sprint Corporation

Brandon Parris, Morrison & Foerster LLP

David Lynn, Morrison & Foerster LLP